UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Fischer-Watt Gold Company, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   337730 10 5
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                                 (CUSIP Number)

                                  Peter Bojtos
                                 2582 Taft Court
                               Lakewood, CO 80215
                                 (303) 232-0292
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 15, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337730 10 5                                                Page 2 of 5
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Peter Bojtos
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [ ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
   IN, OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canadian
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               7   SOLE VOTING POWER:        5,163,267(1)
  NUMBER OF    -----------------------------------------------------------------
    UNITS
 BENEFICIALLY  8   SHARED VOTING POWER:      1,000,000(2)
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   5,163,267(1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER: 1,000,000(2)
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,163,267(1)(2)
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.1%(3)
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14  TYPE OF REPORTING PERSON (See Instructions)
    IN
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(1)  Includes 4,263,267 shares beneficially owned and 900,000 shares underlying outstanding stock options which are exercisable within 60 days.

(2) Includes 1,000,000 shares owned by the Reporting Person's spouse, as to which shares the Reporting Person may be deemed to have beneficial ownership.

(3) Percentage calculated on the basis of 72,766,819 shares of the Issuer's common stock issued and outstanding which includes: (1) 71,866,819 shares of common stock issued and outstanding as of the date hereof; and (2) 900,000 stock options issued to the Reporting Person which are immediately exercisable for shares of Common Stock.

CUSIP No. 337730 10 5                                                Page 3 of 5
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Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share, ("Common Stock") of Fischer-Watt Gold Company, Inc., a corporation organized under the laws of the state of Nevada (the "Issuer"). The Issuer's principal executive offices are located at 2582 Taft Court, Lakewood, CO 80215.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed by Peter Bojtos.

     (b) and (c) The Reporting Person's residence address is 2582 Taft Court, Lakewood, CO 80215. The Reporting Person became a Vice President and Vice Chairman of the Board of Directors of the Issuer in April 1996 and became Chairman, President and CEO, and acting Chief Financial Officer of the Issuer on August 4, 2005. The Reporting Person has an extensive background in the mining industry, with over 35 years in exploration, production and corporate management. He is currently a Director of several other natural resource companies.

     (d) and (e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     During the time that the Reporting Person has been an officer and director of the Issuer, he has been granted shares of the Issuer's Common Stock in exchange for services rendered to the Issuer, has been issued Common Stock upon the exercise of stock options and warrants owned by him, and has been issued Common Stock in connection with stock subscription purchases in private placement offerings conducted by the Issuer under Section 4(2) of the Securities Act of 1933, as amended. All of the Reporting Person's purchases of the Issuer's Common Stock in its private placement offerings and upon his exercise of stock options and warrants have been made using his personal funds.

Item 4.  Purpose of Transaction

     The Reporting Person acquired shares of the Issuer as described above in
Item 3 as an officer and director of the Issuer and as part of the Reporting Person's overall personal investment strategy. The shares covered by this
Schedule 13D are being held for investment purposes. Subject to all relevant securities law restrictions, the Reporting Person may, from time to time, acquire additional securities of the Issuer pursuant to stock, stock option and/or warrants grants by the Issuer's Board of Directors or using his personal funds through a broker and/or privately negotiated transactions. Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

CUSIP No. 337730 10 5                                                Page 4 of 5
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(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of 5,163,267 shares of Common Stock, which represents approximately 7.1% of the Common Stock of the Issuer (based on the number of shares outstanding as of the date hereof).

     In accordance with Rule 13d-3 of the Securities Exchange Act, the beneficially owned shares and the shares deemed outstanding include 900,000 shares that the Reporting Person may acquire within the next sixty days pursuant to exercisable options. In addition, such amount includes 1,000,000 shares owned by Reporting Persons spouse, as to which share the Reporting Person may deemed to have beneficial ownership.

     (b) The Reporting Person has sole voting power over 5,163,267 shares, which includes shares subject to options exercisable within sixty days.

     The Reporting Person has shared voting and dispositive power over 1,000,000 shares, which shares are owned by the Reporting Persons spouse.

CUSIP No. 337730 10 5                                                Page 5 of 5
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     (c) The Reporting Person has received shares of the Common Stock of the
Issuer in the following transactions during the past 60 days:

Date        Type of Transaction              Number of Shares    Price Per Share
----        -------------------              ----------------    ---------------

5/15/2008   Open market purchase                   38,000           $0.038
            issued to Reporting Person


     (d) Not applicable.

     (e) Not applicable.


Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

     Not applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ Peter Bojtos
Dated:  May 21, 2008                     ---------------------------------------
                                         Peter Bojtos